December 29, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Justin Dobbie, Esq. and Julie Griffith, Esq.

Re: Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on December 15, 2017

File No. 333-216694

Dear Mr. Dobbie and Ms. Griffith:

Due to additional questions raised by the staff of the Securities and Exchange Commission (the “Commission”) on December 29, 2017, Imperial Garden & Resort, Inc. hereby withdraws its Acceleration Request submitted to the Commission on December 27, 2017.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jay Kaplowitz
Name:	Jay Kaplowitz